SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 8/1/02

For the month of August, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _√_

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : August 2, 2002

By : ______________________________

Name : Widya Purnama
Title : President

INDOSAT

Ref. 811/GUI/HM.110/02

August 2nd, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525
Attn.: **Filing Desk**

Re. : Release of The Government Approval on the Termination of Exclusivity Right for the Provision of Telecommunications

Dear Sir,

Please find attached the release of The Government approval on the termination of exclusivity right for the provision of telecommunications, which is announced on August 2nd, 2002.

Thank you for your attention.

Sincerely yours,

Widya Purnama
President

Jl. Medan Merdeka Barat 21
P.O. Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax. : 021.345.8155, 380.9633

INDOSAT

For immediate release :

THE GOVERNMENT OF INDONESIA APPROVED TERMINATION OF THE EXCLUSIVITY RIGHTS FOR THE PROVISION OF TELECOMMUNICATIONS

Jakarta, August 2, 2002 – On July 31, 2002 The Telecommunications Restructuring Team chaired by the Coordinating Minister for Economy announced a press release titled :"The Government Approved Termination of The Exclusivity Right for the Provision of Telecommunications". The full text release is attached.

Indosat is a full telecommunication network and service provider in Indonesia. Its shares are listed on the Jakarta and Surabaya Stock Exchanges (JSX : ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE : IIT)

For further information, please contact :
PT (Persero) Indonesian Satellite Corporation Tbk.
Corporate Communications Division
Phone: 62-21-3869153
Fax: 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

(Unofficial Translation)*

The Coordinating Ministry for Economy

Republic of Indonesia

Press Release Dated 31 July 2002

Telecommunication Sector Restructuring Team

GOVERNMENT APPROVED THE TERMINATION OF THE EXCLUSIVITY RIGHT FOR THE PROVISION OF TELECOMMUNICATION

The Government through the Telecommunications Sector Restructuring Team today held a meeting which approved the commencement of the new scheme for the provision of local, domestic long distance and international telecommunication network in accordance with Telecommunications Law No.36/ 1999. As stated under the agreed schedule, as of August 1 2002, PT Telekomunikasi Indonesia Tbk (TELKOM)'s exclusivity right for local network provider is terminated. The exclusivity right is terminated simultaneously with the issuance of operating license for the fixed-local telecommunication network provision to PT Indonesian Satellite Corporation, Tbk. (Indosat) on August 1, 2002.

The meeting chaired by Coordinator Minister of Economy, attended by the Minister of Communication and representatives from other institutions which are members of the team, which are: Ministry of Finance, State Ministry for State-owned Enterprise, BAPPENAS (National Planning Agency), the President of TELKOM and the President of Indosat, General Director of Laws of the Ministry of Justice and Human Right, Chairman of KPPU (Competition Oversight Committee), and Chairman of BAPEPAM.

The objective on the issuance of operating license for fixed-local network provider to Indosat is to increase penetration and telecommunication service, particularly fixed line telephone, as to deliver more services and choice to people.

The termination the exclusivity right for fixed-local network, published today, shall be implemented under the following conditions:

1. Compensation:
    a. The Government fully consider the interest of TELKOM and Indosat shareholders
    b. Based on TELKOM and Indosat proposal, compensation for termination of exclusivity right shall be settled between the Government with TELKOM and the Government with Indosat.
    c. The Government determined that:

* This is an un-official translation from a document originally written in Bahasa Indonesia, should there be any difference translation with the original version in Bahasa Indonesia, the Bahasa Indonesia version shall prevail as the correct reference.

1) Compensation for TELKOM's termination of exclusivity right for fixed local and domestic long distance telecommunication network shall be given in a form of license for IDD and DCS1800.
2) Compensation for Indosat's exclusivity rights for IDD shall be given in a form of DCS 1800, local and domestic long distance license.

d. To prevent difference of opinion regarding the value of the compensation, a credible Independent Appraisal shall be appointed, of which result shall be finalized before November 30, 2002.

e. The Independent Appraisal's final result must be obeyed by TELKOM-Indosat as well as Government.

2. During the initial stage, the operating license for fixed local network given to Indosat shall start from TELKOM's operational region in Jakarta and Surabaya. Subsequent stages shall be implemented in other regions in accordance to compensation calculation and Indosat roll-out.

3. With the operating license in the two regions above, Indosat is allowed to finalize technical matters such as system integration, in preparation for commercial operation.

4. Following November 30 2002, Indosat's operating license for fixed-local network shall be renewed to become "a national license" based upon the result of the compensation calculation

5. The Government is committed to promote fair, healthy and continuing competition through a series of regulations which shall guarantee the implementation of equal treatment and equal access.

6. During the early stage of the termination of monopoly, the current regulation is still representative to support the policy. Meanwhile, the ideal regulation for a competitive system is currently being prepared in accordance to the readiness of all telecommunications provider in Indonesia.

7. With the end of the Monopoly for local-fixed network, the Government through the Restructuring Team shall establish a coordinating team on competition supervision which shall involve TELKOM and Indosat and KPPU (Competition Oversight Committee), therefore any emerging issues may be resolved transparently.

**KEMENTERIAN KOORDINATOR BIDANG PEREKONOMIAN
REPUBLIK INDONESIA**

Jl. Lapangan Banteng Timur No. 2 - 4, Jakarta 10710

SIARAN PERS
TIM RESTRUKTURISASI SEKTOR TELEKOMUNIKASI

31 Juli 2002

Pemerintah Menyetujui Pengakhiran Hak Eksklusifitas Penyelenggaraan Telekomunikasi

Pemerintah melalui Tim Restrukturisasi Sektor Telekomunikasi pada pertemuannya hari ini menyetujui dimulainya pola baru penyelenggaraan jaringan tetap lokal, SLJJ dan SLI, yang sejalan dengan UU 36 tahun 1999 tentang Telekomunikasi. Sesuai dengan jadwal yang telah disepakati, sejak tanggal 1 Agustus 2002 hak *monopoli eksklusifitas* PT. Telekomunikasi Indonesia, Tbk (Telkom) sebagai penyelenggara jaringan tetap lokal diakhiri. Pengakhiran hak monopoli itu dilakukan secara serentak dengan pemberian ijin penyelenggaraan jaringan tetap lokal kepada PT. Indonesian Satellite Corporation, Tbk. (Indosat) pada tanggal 1 Agustus 2002.

Pertemuan yang dipimpin oleh Menko Perekonomian selaku Ketua Tim, dihadiri oleh Menteri Perhubungan dan wakil-wakil dari instansi anggota Tim yaitu Departemen Keuangan, Kementerian Negara BUMN dan BAPPENAS. Hadir pula pada pertemuan itu Direktur Utama Telkom, Direktur Utama Indosat, Dirjen Peraturan Perundang-undangan Depkeh dan HAM, Ketua Komisi Pengawas Persaingan Usaha (KPPU) dan Kepala BAPEPAM.

Tujuan pemberian ijin penyelenggaraan jaringan tetap lokal kepada Indosat itu adalah untuk meningkatkan penetrasi dan pelayanan jasa telekomunikasi, khususnya telepon *fixed line*, sehingga akan memberikan tambahan layanan dan pilihan bagi masyarakat.

Pengakhiran hak monopoli penyelenggaraan jaringan tetap lokal yang diumumkan hari ini dilaksanakan dengan kondisi sebagai berikut:

1. Kompensasi:
   a. Pemerintah memperhatikan secara sungguh-sungguh kepentingan pemegang saham publik Telkom dan Indosat.

   b. Berdasarkan usulan Telkom dan Indosat, kompensasi terhadap pengakhiran hak monopoli dilaksanakan antara pemerintah dengan Telkom dan Pemerintah dengan Indosat.

   c. Pemerintah menetapkan bahwa :

      1) kompensasi untuk pengakhiran hak monopoli (eksklusifitas) penyelenggaraan jaringan tetap lokal dan SLJJ dari Telkom diberikan dalam bentuk izin DCS 1800 dan SLI.

KEMENTERIAN KOORDINATOR BIDANG PEREKONOMIAN * REPUBLIK INDONESIA *

2) kompensasi untuk pengakhiran hak monopoli (eksklusifitas) penyelenggaraan jasa SLI dari Indosat diberikan dalam bentuk izin DCS 1800, lokal dan SLJJ.

d. Untuk menghindari perbedaan pendapat tentang nilai kompensasi tersebut, maka akan ditunjuk Appraisal Independen yang kredibel, yang hasil perhitungannya selesai selambat-lambatnya tanggal 30 Nopember 2002.

e. Hasil akhir Appraisal Independen harus dipatuhi baik oleh Telkom-Indosat maupun Pemerintah.

2. Pada tahap awal, izin penyelenggaraan jaringan tetap lokal yang diberikan kepada Indosat dimulai di wilayah operasi Telkom di Jakarta dan Surabaya. Tahap selanjutnya akan diberlakukan di wilayah lain disesuaikan dengan perhitungan kompensasi dan roll out Indosat .

3. Dengan izin penyelenggaraan di dua wilayah tersebut, Indosat dapat melakukan penyelesaian masalah teknis seperti pengintegrasian sistem untuk persiapan operasi secara komersial.

4. Setelah 30 Nopember 2002, izin penyelenggaraan jaringan tetap lokal Indosat diperbaharui menjadi "izin nasional" yang lingkup wilayahnya didasarkan pada hasil penghitungan kompensasi.

5. Pemerintah memiliki komitmen untuk mendorong kompetisi yang adil, sehat dan berkelanjutan melalui perangkat pengaturan yang menjamin penerapan prinsip *equal treatment* dan *equal access.*

6. Pada tahap awal pelaksanaan pengakhiran hak monopoli, perangkat pengaturan yang berlaku tetap representative untuk mendukung kebijakan tersebut. Sedangkan implementasi perangkat peraturan yang ideal sesuai dengan sistem kompetisi sedang disiapkan sejalan dengan kesiapan seluruh penyelenggara telekomunikasi di Indonesia.

7. Dengan berakhirnya hak monopoli jaringan tetap lokal, pemerintah melalui Tim Restrukturisasi akan membentuk tim koordinasi pengawas kompetisi yang juga melibatkan Telkom dan Indosat serta pihak KPPU, sehingga semua permasalahan yang muncul dapat diselesaikan secara transparan.

===***===

KEMENTERIAN KOORDINATOR BIDANG PEREKONOMIAN ★ REPUBLIK INDONESIA ★